Wyrick Robbins Yates & Ponton LLP ATTORNEYS AT LAW 4101 Lake Boone Trail, Suite 300, Raleigh, NC 27607 PO Drawer 17803, Raleigh, NC 27619 P: 919.781.4000 F: 919.781.4865 www.wyrick.com

July 23, 2020

VIA EDGAR

Office of Real Estate & Construction

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street N.E.

Washington, DC 20549-3561

Re:	Fathom Holdings Inc.

Amendment No. 4 to

Registration Statement on Form S-1

Filed July 16, 2020

File No. 333-235972

Ladies and Gentlemen:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter dated July 22, 2020, regarding the above-referenced Amendment No. 4 to Form S-1 filing of our client Fathom Holdings Inc. (the “Company” or “Fathom”). We appreciate the Staff’s willingness to review our response in this letter in advance of the Company publicly filing its further amended registration statement on Form S-1 (the “Amendment”). This letter sets forth each comment contained in your letter dated July 22, 2020 and, following the comment, the Company’s response. The Staff’s comment is repeated in italics, and the Company’s response follows in ordinary type.

Amendment No. 4 to Form S-1 Filed July 22, 2020

General

1.    We note your response to comment 1 and that you paid RISMedia for the cover article.  It appears that you cannot rely on Rule 433(f).  Please tell us how you believe you met the filing and delivery conditions in Securities Act Rule 433(b)(2)(i) with respect to the July 1, 2020 FWP, given that the prospectus you had on file did not appear to meet the requirements of Section 10 of the Securities Act because it did not contain a price range.  For guidance, see Securities Act Rules Compliance and Disclosure Interpretations Question 232.05.

Securities and Exchange Commission

July 23, 2020

In response to the comment, the Company will add a risk factor in the Amendment related to the contingent liability if the use of the free writing prospectus filed July 1, 2020 were to be challenged as a violation of Section 5 of the Securities Act, reading as follows:

We might have contingent liability arising out of a possible violation of Section 5 of the Securities Act in connection with our use of the free-writing Prospectus filed with the Securities and Exchange Commission on July 1, 2020.

Rule 433(b)(2) of the Securities Act requires that an unseasoned issuer (such as the company) disseminating a free-writing prospectus must accompany or precede such free-writing prospectus with the most recent statutory prospectus (unless there have been no changes to a previously provided prospectus), and failure to do so could result in a violation of Section 5 of the Securities Act.  On July 1, 2020, after filing Amendment No. 3 to the registration statement of which this prospectus forms a part, we filed a free-writing prospectus with the SEC (the “FWP”). Amendment No. 3 did not include the volume or amount of shares being offered.  Our use of the FWP could be challenged as a violation of Section 5 of the Securities Act, which could result in us having a contingent liability. Any liability would depend upon the number of shares purchased by the 'recipients' of the FWP. If a claim were brought by any such 'recipients' and a court were to conclude that we violated Section 5 of the Securities Act, those 'recipients' might have rescission rights and we could be required to repurchase the shares sold to them, at the original purchase price, plus statutory interest from the date of purchase, for claims brought during a period of one year from the date of their purchase of shares. We could also incur considerable expense in contesting any such claims. Further, if our use of the FWP is deemed to be a violation of Section 5 of the Securities Act, the SEC and/or relevant state regulators could impose monetary fines or other sanctions under relevant federal and state securities laws. Such payments, expenses and fines, if required, could significantly reduce the amount of working capital we have available for our operations and business plan, delay or prevent us from completing our plan of operations, or force us to raise additional funding sooner than expected, which funding may not be available on favorable terms, if at all. Additionally, the trading price of our common stock might decline in value in the event we are deemed to have liability, are required to make payments or face sanctions in connection with the potential claim described above.

Management’s Discussion and Analysis of Financial Condition and Results of Operations COVID-19, page 34

2.    We note from your response to prior comment 2 that you have concluded that there is no further information or metrics that would be helpful to investors at this time.  We also note your disclosure indicates that according to the National Association of Realtors, the coronavirus is leading to fewer home buyers, as well as listings being delayed.  Please tell us if you have experienced any negative effects on transaction volume and other relevant metrics. Please tell us what consideration you gave to disclosing transaction volume subsequent to March 31, 2020.

The Company respectfully submits that, based on its preliminary view of its results of operations subsequent to March 31, 2020, it has not experienced any material negative effects on its results of operations, including transaction volume and other relevant metrics.  The Company has again in response to the Staff’s comment carefully considered disclosing transaction volume subsequent to March 31, 2020, which increased compared to prior quarters.  After that consideration, the Company respectfully submits that it would prefer not to disclose preliminary metrics (1) because they are preliminary and subject to change, (2) because those preliminary metrics do not tell a different story than the audited and reviewed numbers in the prospectus do when coupled with the cautionary language therein regarding risks, including those arising from the COVID-19 pandemic (in other words, we respectfully submit that omission of preliminary second quarter information does not make the statements made in the prospectus misleading), and (3) because premature partial disclosure of metrics without full reviewed financial statements could end up being misleading to investors.

* * * *

Securities and Exchange Commission

July 23, 2020

In connection with the above response, the Company acknowledges the following:

•	it is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing; and

•	we may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We appreciate your responsiveness to date and assistance in helping the Company to enhance the quality of the disclosure contained in its registration statement.

Please be advised that the Company expects to request effectiveness of the Registration Statement as early as the week of July 27, 2020. Therefore, we respectfully request that the Staff advise us as soon as practicable of any additional comments.

If you have any questions or comments regarding the foregoing or need any additional information, please contact the undersigned at (919) 865-2805. Thank you.

Sincerely, /s/ Donald R. Reynolds

cc:	Marco Fregenal

Ali Panjwani